EXHIBIT 32


CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Annual Report of Stage Stores, Inc. (the "Company") on Form 10-K/A for the year ended January 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, James R. Scarborough and Michael E. McCreery, Chief Executive Officer and Chief Financial Officer, respectively, of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that based on our knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

April 27, 2005

/s/ James R. Scarborough
James R. Scarborough
Chief Executive Officer and President

/s/ Michael E. McCreery
Michael E. McCreery
Executive Vice President, Chief Financial
Officer and Corporate Secretary